04001603

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECEIVED JAN 15 2004 DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-48366

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/02 (MM/DD/YY) AND ENDING 09/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Passport Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1440 Chapin Ave., #330
(No. and Street)

Burlingame (City) California (State) 94010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony J. Negus, President 650-373-4710
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Vocker Kristofferson and Co.
(Name – *if individual, state last, first, middle name*)

1700 S. El Camino Real, #406 (Address) San Mateo (City) California (State) 94402 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED FEB 13 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony J. Negus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Passport Securities, Inc., as of September 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

BRIAN J. GINNA
Commission # 1308525
Notary Public - California
San Mateo County
My Comm. Expires Jun 10, 2005

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCHEDULE I

Passport Securities, Inc.
Computation of Aggregate Indebtedness and
Net Capital Under Rule 15c3-1
September 30, 2003

NET CAPITAL		
Total shareholders' equity	$	1,485,627
Deductions:		
Goodwill		109,021
Securities not readily marketable		100,000
Other assets		81,145
Total deductions		290,166
Net Capital before haircuts on securities positions		1,194,461
Less: Haircuts on securities		(334,927)
Net Capital	$	859,534
AGGREGATE INDEBTEDNESS		
A.I. liabilities		
Payable to non-customers		103,587
Accounts payable		54,694
Total aggregate indebtedness	$	158,281
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT, minimum net capital required (6-2/3% of aggregate indebtedness or $5,000, whichever is greater)	$	10,557
EXCESS NET CAPITAL	$	848,977
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.18 to 1

No reconciliation with the Company's computation included in Part IIA (Unaudited) of Form X-17A-5 as of September 30, 2003 is necessary as no material differences exist.

See accompanying notes to financial statements.